June 5, 2024

Securities Exchange Commission

Washington, DC 20549

Division of Corporation Finance

Office of Life Sciences

Attn: Mary Mast or Daniel Gordon

Re:	CNBX Pharmaceuticals Inc.
Form 10-K for the Fiscal Year Ended August 31, 2023
Filed November 30, 2023
File No. 000-52403

Dear Mary Mast and Daniel Gordon:

Below are responses to your comment letter of May 30, 2024.

1 – Management’s Report on Internal Control, page 55

•	Management confirms that in all future filings, we will specifically state within Item 9A Controls and Procedures about the effectiveness of the internal controls over financial reporting at the end of the respective period(s).

2 – Fair Value of Financial Instruments, page F-9

•	We confirm that the company elected to use the fair value option consistent with ASC 825-10-25.
•	We confirm that the company will clarify in the notes to the financial statements in the future filings our treatment for convertible notes.
•	In our previous response we mentioned that the company 'write off the value at the one-year anniversary of the note' this statement is to explain what happened in fact in the past. It was not the accounting policy of the company. We confirm that the accounting policy is to evaluate the fair value of the note at the end of each quarter.

3 – Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Management confirms that the periods subsequent to both February 28, 2023 and August 31, 2023 that reported revenue was solely related to laboratory service. Going forward we will provide more granular details of any revenue earned to assure that there is more information for our shareholders to better understand the sources / type of revenue earned.

We thank you for your reviews and consideration.

Sincerely,

/s/ Eyal Barad

Eyal Barad

CEO

CNBX Pharmaceuticals, Inc.